Exhibit 6.10

Recission Agreement

This Agreement entered this 24th day of May 2021, by and between Cann American Corp., a California Company, and Bradley Hanger of Perry Oklahoma, outlines the terms to Rescind and Unwind the Asset Purchase previously finalized on April 5th , 2021.

Whereas on March 28th, 2021 the parties agreed to the sale and purchase of Hourglass enterprises LLC, an Oklahoma company. Cann American Corp. agreed to a $25,000 USD purchase price of Hourglass as well as its rights and assets to packaging and labeling materials specialized for the Oklahoma cannabis industry under its pending Metrc compliance system. Mr. Hanger agreed to the sale of Hourglass. The Agreement was finalized on April 5th 2021.

On May 20th, 2021 Metrc issued a statement informing the public that an Oklahoma Cannabis operator sued the state over the implementation of Metrc and was granted a temporary restraining order barring the mandatory roll out of Metrc.

In consideration of Metrc's pending litigation, and in good faith of exploring future opportunities together, the parties hereby agree to rescind and unwind the Hourglass Enterprises purchase and return the parties back to the positions they were in prior to the Asset Purchase Agreement.

Effective this 24th Day of May 2021.

/s/ Jason Black	/s/ Bradley Hanger
Jason Black	Bradley Hanger
President/CEO - Cann American Corp.

Cann American Corp.

(the "Company")

Special Meeting of the Board of Directors

Effective Date of Meeting, May 24, 2021

Pursuant to the Wyoming Revised Statutes and the Bylaws of the Company, the undersigned being all of the Directors of the Company, a Wyoming Corporation, consents, without the formality of convening a meeting, to the following actions of the Company:

Acquisition of Subsidiary

Be it RESOLVED that:

1.       The Directors approve the Rescission Agreement dated May 24, 2021 between the Company and Bradley Hanger.

/s/ Jason Black
Jason Black
Director/CEO
Cann American Corp.

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Cann American Corp.

(the “Company”)

Special Meeting of the Stockholders

Effective Date of Special Meeting: May 24th, 2021

Pursuant to the Wyoming Revised Statutes and Article 3.4 of the Bylaws of the Company, “ Special meetings of the stockholders of the corporation may be called by the Chairman of the Board of Directors or the Board of Directors.”, the undersigned being all the Directors of the Company, a Wyoming Corporation, calls this Special Meeting of the Stockholders as set forth below:

Approval of Divestment of Subsidiary

Whereas pursuant to Article 3.7 of the Bylaws of the Company: “Any action which may be taken by the vote of stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power,”, and

Whereas the undersigned being the stockholder of all 500,000 Series A preferred shares and 1,500,000 Series B preferred shares, and

Whereas the Series A, if one share is issued, the total aggregate being equal to 4 times that of every issued and outstanding Common and Series B share combined, and

Whereas each Series B has a value of 2.50 per share divided by the par value of .0001 of the Common shares, and

Whereas pursuant to Article 3.12 of the Bylaws of the Company: “each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of stockholders,”, and

Whereas the undersigned holds in excess of more than 51% of all votes

Be it Resolved that:

1.       The Stockholders, by authorized consent and a vote of the majority stockholder, in lieu of calling meeting of the stockholders consents to the Recission Agreement entered May 24, 2021 between the Company and Bradley Hanger.

By: /s/ Jason Black
Jason Black
Director/President/CEO and
Majority Stockholder

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